Exhibit 99.3

Wipro Limited

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended September 30, 2020

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended September 30, 2020	Half year ended September 30, 2020	Quarter ended September 30, 2019
Total income from operations (net)	151,305	301,738	151,897
Net Profit / (Loss) before tax, exceptional and extraordinary items	32,071	63,022	31,343
Net Profit / (Loss) before tax but after exceptional and extraordinary items	32,071	63,022	31,343
Net Profit / (Loss) after tax, exceptional and extraordinary items	24,843	48,956	25,612
Total Comprehensive Income after tax	25,525	54,627	26,914
Equity Share Capital	11,430	11,430	11,426
Reserves excluding Revaluation Reserve	601,120	601,120	503,379
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	4.33	8.53	4.30
Diluted:	4.32	8.51	4.29

The audited interim consolidated financial results of the Company for the three and six months ended September 30, 2020 have been approved by the Board of Directors of the Company at its meeting held on October 13, 2020. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The interim condensed financial results are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter.

These financial statements are prepared in accordance with Ind AS.

Consolidated Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended September 30, 2020	Half year ended September 30, 2020	Quarter ended September 30, 2019
Total income from operations (net)	150,967	300,195	151,306
Net Profit / (Loss) before tax, exceptional and extraordinary items	32,073	63,026	31,345
Net Profit / (Loss) before tax but after exceptional and extraordinary items	32,073	63,026	31,345
Net Profit / (Loss) after tax, exceptional and extraordinary items	24,844	48,959	25,613
Total Comprehensive Income after tax	25,622	54,729	26,815
Equity Share Capital	11,430	11,430	11,426
Reserves excluding Revaluation Reserve	596,981	596,981	499,398
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	4.33	8.53	4.30
Diluted:	4.32	8.51	4.29

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- Info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

The audited interim consolidated financial results (under Ind AS) of the Company for the three and six months endedSeptember 30, 2020 have been approved by the Board of Directors of the Company at its meeting held on October 13, 2020. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended September 30, 2020	Half year ended September 30, 2020	Quarter ended September 30, 2019
Total income from operations (net)	122,504	244,433	125,226
Net Profit / (Loss) before tax, exceptional and extraordinary items	28,530	56,519	27,684
Net Profit / (Loss) before tax but after exceptional and extraordinary items	28,530	56,519	27,684
Net Profit / (Loss) after tax, exceptional and extraordinary items	22,440	44,366	22,470
Total Comprehensive Income after tax	24,703	50,096	22,235
Equity Share Capital	11,430	11,430	11,426
Reserves excluding Revaluation Reserve	504,026	504,026	421,147
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	3.94	7.79	3.79
Diluted:	3.93	7.78	3.78

The audited interim financial results of the Company for the three and six months ended September 30, 2020 have been approved by the Board of Directors of the Company at its meeting held on October 13, 2020. The statutory auditors have expressed an unmodified audit opinion.

Notes:

1.

The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company’s website (URL: www.wipro.com).

2.

On October 13, 2020, the Board of Directors approved a buyback proposal, subject to the approval of shareholders through postal ballot, for purchase by the Company of up to 237,500,000 equity shares of ₹ 2 each (being 4.16% of total paid-up equity share capital as at September 30, 2020) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 400 per equity share for an aggregate amount not exceeding ₹ 95,000 million, in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and the Companies Act, 2013 and rules made thereunder.

3.

On October 13, 2020, the Company entered into a definitive agreement to acquire Eximius Design, LLC and Eximius Design India Private Limited, a leading engineering services company with expertise in semiconductor, software and systems design for a total consideration of USD 80 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded in the quarter ending December 31, 2020.

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- Info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

By Order of the Board,

For Wipro Limited

Place: Bengaluru	Rishad A. Premji

Date: October 13, 2020	Chairman

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- Info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054